FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

Contact:	Dan Suesskind, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	George Barrett, President and CEO,	Teva North America	(215) 591-3030
	Dorit Meltzer, Director, Investor Relations,	Teva Pharmaceutical Industries Ltd.	972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS FIRST QUARTER 2005 RESULTS

Copaxone® Becomes US Prescription MS Market Leader

First Quarter 2005 Highlights
●Net Income	$259 million, up 26%
●Net Sales	$1.3 billion, up 24%
●Copaxone® (in market) Sales	$256 million, up 23%
●Cash flow from operations	$303 million, up 35%
●EPS	$0.38, up 23%

Jerusalem, Israel, May 3, 2005 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported results for the quarter ended March 31, 2005.

Net income for the first quarter of 2005 reached $259 million and $0.38 per share, while in the comparable quarter, which included one-time charges mainly related to purchase accounting for the Sicor acquisition, Teva recorded a loss of $428 million. Teva believes that excluding these one-time charges from its first quarter 2004 results, represents a better indicator of the underlying trends in the Company`s operations. When compared to adjusted net income for the first quarter of 2004 of $205 million (before the one-time charges) and EPS of $0.31, net income for the first quarter of 2005 increased by 26% and EPS grew by 23%.

Israel Makov, Teva's President and Chief Executive Officer, commented on today's results: "This quarter's excellent performance is a true testament to Teva`s strategy and our ability to consistently generate profitable growth from our global operations, in spite of market fluctuations such as fewer generic product opportunities this year in the US. We remain extremely positive about the prospects for our business and anticipate the significantly greater number of product opportunities in 2006 and beyond."

Mr. Makov added: "Copaxone® became the MS market leader in the US this quarter, both in terms of new and total prescriptions.  Copaxone®'s short and long-term efficacy, coupled with its unmatched safety and tolerability profiles, is what makes Copaxone® an increasingly sought after treatment for patients".

Net Sales in the first quarter increased 24% over the comparable quarter due primarily to new generic products sold both in the US and Europe that were not sold in the comparable quarter and higher global sales of Copaxone®. The strengthening of non-US currencies relative to the US dollar accounted for 10% of the sales' growth in dollar terms. Net sales in the first quarter of 2004 included Sicor sales as of January 23, 2004. Sicor's sales in January 2004, prior to the acquisition date, were $16 million.

North American pharmaceutical sales (including Copaxone®) accounted for 62% of the Company`s total pharmaceutical sales and reached $730 million in the quarter, compared to $594 million in the first quarter of 2004, an increase of 23%.  Sales benefited in the first quarter from 29 new products that were not sold in the comparable quarter of 2004 and from increased Copaxone® sales. As of May 1, 2005, 140 product applications awaiting final FDA approval. Collectively, the brand products covered by these 140 applications have annual U.S. sales of approximately $84 billion.  Teva believes it is the first to file on 34 of these applications relating to products whose annual U.S. branded sales are over $23 billion.

Pharmaceutical sales in Europe (including Copaxone®), which accounted for 28% of the Company`s total pharmaceutical sales, increased 41% in the quarter to $326 million.  The main reasons for this increase were sales of products that were not sold in the comparable quarter, including the recent successful launch of Alendronate in the U.K., higher Copaxone® sales and the continued strengthening of European currencies relative to the US dollar, which contributed about one fifth to European sales' growth in dollar terms.

Global in-market sales of Copaxone® during the first quarter were $256 million, an increase of 23% over the first quarter of 2004. US in-market sales increased by 18% to $163 million. In March 2005, for the first time, Copaxone® gained the leading market position in terms of both total and new prescriptions in the U.S according to monthly IMS data. In-market sales outside the US, mainly in Europe and Canada, increased by 34% to $93 million.

Agilect®/Azilect®- Azilect® was launched in Israel in March 2005 and is on track to be launched progressively in European countries from mid year onwards. In the US, we have submitted data to clarify a technical error which occurred in the earlier submission to the FDA.  It is not clear at this time whether this recent submission will affect the expected review time.

Total API sales, including internal sales to Teva's pharmaceutical businesses, reached $254 million, an increase of 24% over the first quarter of 2004. API sales to third parties were similar to those of the first quarter of 2004 and reached $118 million. All of the growth is attributable to internal sales, reflecting an expansion of the vertical integration of API to the pharmaceutical businesses of Teva.

Gross profit margin was 46.3% in the first quarter of 2005 compared with 46.7% for the full year of 2004. The gross profit margin varies from quarter to quarter due to changes in the product and geographic mix including varying sales volumes under certain cooperation agreements.

Gross R&D spending for the quarter grew by 26% over the comparable quarter of 2004, and reached $91 million, reflecting an increase mainly in generic R&D activities. Net R&D (after third party participations) grew at a higher rate of 30% and reached $88 million.

Selling, General and Administrative (SG&A) expenses, which represented 14% of net sales, amounted to $185 million in the quarter, as compared to 15% of net sales and $158 million in the first quarter of 2004.

The Tax rate provided for the first quarter of 21.5% of pre-tax income represents our estimate of the annual rate of tax for 2005 compared with a rate of 21.7% for the whole of 2004.   This reflects both a different mix of income sources and slightly lower rates of tax in certain countries.

Cash flow generated from operating activities for the first quarter of 2005 was $303 million, up 35% compared with the first quarter of 2004. Cash and marketable securities amounted to $1.6 billion as of March 31, 2005.

Shareholders Equity at March 31, 2005 reached $5.3 billion, down by $91 million from December 31, 2004, mainly due to the repurchase of Teva's shares and translation differences.

Securities Repurchase Plan - During the quarter, Teva repurchased shares in the amount of      $250 million.

Share Count - For the first quarter of 2005, the share count for the fully diluted EPS calculation was 684 million shares and for the market capitalization, 642 million shares.

Dividend

The Board of Directors, at its meeting on May 2, 2005, declared a cash dividend for the first quarter of 2005 of NIS 0.30 (approx. $0.07 according to the rate of exchange on May 2, 2005) per ADR. The record date will be May 9, 2005 (the ex-date will be May 10, 2005), and the payment date will be May 24, 2005. Tax will be withheld at a rate of 18%.

Conference Call

Teva will host a conference call to discuss the Company`s first quarter results on Tuesday,  May 3, 2005 at 09:00 a.m. EST. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company`s web site. Alternatively, a replay of the call can be accessed until May 10, 2005 at midnight (ET), by calling 1-(201) 612-7415 in the U.S. or 1-(877) 660-6853 outside the U.S. The pass code to access the replay is: Account #: 3055 and Conference ID#: 148964.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic version of Neurontin®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

                                   Teva Pharmaceutical Industries Limited

Consolidated Statements of Income (Loss)

(in millions, except earnings (loss) per ADR )

	January - March
	2005	2004
	U.S. Dollars
NET SALES	1,304.9	1,052.4
COST OF SALES	701.2	572.0
GROSS PROFIT	603.7	480.4
R&D EXPENSES	90.8	72.0
LESS PARTICIPATIONS & GRANTS	2.6	3.9
R&D EXPENSES - net	88.2	68.1
SG&A EXPENSES	184.6	158.1
	330.9	254.2
ACQUISITION OF R&D IN PROCESS		596.6
IMPAIRMENT OF PRODUCT RIGHTS		30.0
OPERATING INCOME (LOSS)	330.9	(372.4)
FINANCIAL EXPENSES - net	0.4	1.3
INCOME (LOSS) BEFORE TAXES	330.5	(373.7)
INCOME TAXES	71.1	54.0
	259.4	(427.7)
PROFIT OF ASSOCIATED COMPANIES	0.1	0.5
MINORITY INTERESTS	0.4	0.8
NET INCOME (LOSS)	259.1	(428.0)

EARNINGS (LOSS) PER ADR:
Basic ($)	0.42	(0.72)
Diluted ($)	0.38	(0.72)
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	620.4	595.8
Diluted	683.8	595.8

NORMALIZED NET INCOME:*	259.1	204.8
NORMALIZED EARNINGS PER ADR:*
Basic ($)	0.42	0.34
Diluted ($)	0.38	0.31
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	620.4	595.8
Diluted	683.8	674.3

*See reconciliation attached

                                   Teva Pharmaceutical Industries Limited

Reconciliation Between Reported and Adjusted Net Income

(in millions, except earnings per ADR )

	January - March
	2005	2004
	U.S. Dollars

REPORTED NET INCOME (LOSS)	259.1	(428.0)
SICOR PURCHASE ACCOUNTING ADJUSTMENTS:
IN-PROCESS R&D		583.6
ACQUIRED INVENTORY STEP-UP		13.9
IN-PROCESS R&D ACQUIRED-OTHER		13.0
IMPAIRMENT OF PRODUCT RIGHTS		30.0
TAX APPLICABLE		(7.7)
ADJUSTED NET INCOME	259.1	204.8

DILUTED EARNINGS PER ADR
REPORTED ($)	0.38	(0.72)
ADJUSTED ($)	0.38	0.31

                                   Teva Pharmaceutical Industries Limited

Balance Sheet Data

(in millions)

	March 31 2005	December 31 2004
	U.S. Dollars
ASSETS

CURRENT ASSETS	4,245.5	4,201.5
INVESTMENTS & OTHER ASSETS	723.7	843.6
FIXED ASSETS - net	1,292.5	1,278.2
INTANGIBLE ASSETS - net	3,254.0	3,308.7
TOTAL ASSETS	9,515.7	9,632.0

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	2,187.2	2,203.9
LONG-TERM LIABILITIES	507.3	514.9
MINORITY INTERESTS	10.0	10.9
CONVERTIBLE SENIOR DEBENTURES	1,513.4	1,513.4
SHAREHOLDERS` EQUITY	5,297.8	5,388.9
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	9,515.7	9,632.0

                                   Teva Pharmaceutical Industries Limited

Sales for the Quarter January - March 2005 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2005	2004	% Change	% of Total

North America	788.6	666.0	18.4%	60.4%
Europe	367.4	266.2	38.0%	28.2%
Rest of the World	148.9	120.2	23.9%	11.4%
Total	1,304.9	1,052.4	24.0%	100.0%

Sales by Business Segments

Sales For the Period	2005	2004	% Change	% of Total

Pharmaceutical	1,181.7	928.3	27.3%	90.6%
A.P.I.	118.0	119.0	(0.8)%	9.0%
Veterinary and Other	5.2	5.1	2.0%	0.4%
Total	1,304.9	1,052.4	24.0%	100.0%

Pharmaceutical Sales

Sales For the Period	2005	2004	% Change	% of Total

North America	729.9	594.2	22.8%	61.8%
Europe	326.3	231.4	41.0%	27.6%
Rest of the World	125.5	102.7	22.2%	10.6%
Total	1,181.7	928.3	27.3%	100.0%

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

___________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: May 3, 2005